Exhibit 99.1

FIRST AMENDMENT TO THE FIFTH AMENDED
AND RESTATED SYNDICATED CREDIT AGREEMENT

This First Amendment to the Fifth Amended and Restated Syndicated Credit Agreement (this “Amending Agreement”) is dated as of June 17, 2011 between Advantage Oil & Gas Ltd., as borrower (the “Borrower”), The Bank of Nova Scotia, in its capacity as lead arranger, administrative agent and bookrunner (in such capacity, the “Agent”), National Bank of Canada, as syndication agent, Royal Bank of Canada, as documentation agent, and The Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada, Canadian Imperial Bank of Commerce, Union Bank, Canada Branch, Alberta Treasury Branches, BNP Paribas (Canada) and HSBC Bank Canada, as lenders (together with certain other Persons which become lenders from time to time, the “Lenders”) and is made with reference to the Fifth Amended and Restated Syndicated Credit Agreement dated as of April 14, 2011 (the “Credit Agreement”).

RECITALS

WHEREAS the Borrower, the Agent and the Lenders wish to amend the Credit Agreement to confirm the Borrowing Base Limit, extend the Term Conversion Date for an additional 364 days to June 16, 2012, amend the Applicable Pricing Margin, and revise the schedule to the Credit Agreement setting out the Commitments of the Lenders, which amendments shall be on the terms and subject to the conditions contained in this Amending Agreement.

NOW THEREFORE for good and valuable consideration, including the agreements, provisions and covenants herein contained, the receipt and sufficiency of which is acknowledged by the parties to this Amending Agreement, the parties agree as follows:

1.                      DEFINITIONS

Where capitalized terms are used in this Amending Agreement but not defined, they shall have the definitions given to them in the Credit Agreement.

2.                      AMENDMENTS TO CREDIT AGREEMENT

2.1                    Definitions.

(a)
Applicable Pricing Margin.  The definition of “Applicable Pricing Margin” in Section 1.1 of the Credit Agreement is amended by replacing the table setting out the Applicable Pricing Margin levels corresponding to ranges of Consolidated Debt to Cash Flow Ratios with the following table:

Level	Consolidated Debt to Cash Flow Ratio	Applicable Pricing Margin
		Banker’s Acceptances, BA Equivalent Loans and LIBOR Loans	Prime Rate Loans and U.S. Base Rate Loans	Standby Fees
1	[Redacted]	[Redacted]	[Redacted]	[Redacted]
2	[Redacted]	[Redacted]	[Redacted]	[Redacted]
3	[Redacted]	[Redacted]	[Redacted]	[Redacted]
4	[Redacted]	[Redacted]	[Redacted]	[Redacted]
5	[Redacted]	[Redacted]	[Redacted]	[Redacted]

(b)	Term Conversion Date. The definition of “Term Conversion Date” in Section 1.1 of the Credit Agreement is amended to read as follows:

““Term Conversion Date” means, in respect of each Lender, June 16, 2012, as such date may be extended under Section 5.2(b).”

2.2                    Term Conversion Date.  Each Lender agrees pursuant to Section 5.2 of the Credit Agreement to extend the Term Conversion Date applicable to such Lender by 364 days to June 16, 2012.

2.3                    Borrowing Base Limit.  Each Lender confirms pursuant to Section 7.1 of the Credit Agreement that the Borrowing Base Limit continues to be Cdn. $275,000,000.

2.4                    Fee.  The Borrower agrees to pay to each Lender a fee for their agreement to the terms and conditions hereof calculated on the basis of [Redacted] BPs on each Lender’s Commitment, which fees shall be payable on or before this Amending Agreement becoming effective.

2.5                    Lender Commitments.  Schedule “G” to the Credit Agreement is hereby replaced by the Schedule “G” attached to this Amending Agreement as Appendix 1.

2.6                    Co-Syndication Agent. The Parties hereby confirm that Bank of Montreal has ceased to be Co-Syndication Agent and that National Bank of Canada is now the sole Syndication Agent and the Credit Agreement is hereby amended to reflect such change.

3.                      CONDITIONS PRECEDENT TO EFFECTIVENESS

3.1                    Conditions Precedent.  The amendments to the Credit Agreement provided for in Section 2 of this Amending Agreement shall become effective upon the satisfaction of the following conditions precedent:

(a)	the representations and warranties contained or adopted herein shall be true and correct as of the date hereof;
(b)	there shall exist no Default or Event of Default as of the date hereof;
(c)	the Borrower shall have paid to the Agent the fees payable to the Lenders under Section 2.4;

(d)	the Agent shall have received eleven (11) original copies of this Amending Agreement, duly executed by the Borrower, the Agent and the Lenders; and
(e)
the Agent shall have received four (4) original copies of an officer’s certificate from the Borrower certifying as to any changes to the constating documents or by-laws since the Closing, the authorization of this Amending Agreement, incumbency and such other matters as the Agent reasonably requires, in form and substance satisfactory to the Agent.

3.2                    Waiver of Conditions Precedent.  The Lenders may waive the conditions precedent set out in Section 3.1 of this Amending Agreement in whole or in part on such terms as they deem appropriate in their absolute discretion.

4.                      REPRESENTATIONS AND WARRANTIES

4.1                    The Borrower hereby represents and warrants to the Agent and the Lenders, and acknowledges that the Agent and the Lenders are relying upon such representations and warranties in entering into this Amending Agreement and making the amendments to the Credit Agreement provided for in Section 2 of this Amending Agreement, that as of the date hereof:

(a)
the Borrower has the full corporate power and capacity to enter into this Amending Agreement and to perform its obligations under this Amending Agreement and the Credit Agreement, as amended by this Amending Agreement (the Credit Agreement, as amended by this Amending Agreement, being the “Amended Credit Agreement”);

(b)
the execution and delivery by the Borrower of this Amending Agreement and the performance by the Borrower of its obligations under the Amended Credit Agreement have been duly authorized by all necessary corporate action on the part of the Borrower;

(c)
the execution and delivery by the Borrower of this Amending Agreement and the performance by the Borrower of its obligations under the Amended Credit Agreement do not conflict with or contravene or constitute a default under (i)  the constating documents, the by-laws or any resolutions of the Borrower; (ii) any agreement or instrument to which the Borrower is a party or by which it is bound; (iii) the Material Contracts; and (iv) any Applicable Law affecting or in respect of the Borrower or any of its Property, except to the extent that any such conflict, contravention or default would not have a Material Adverse Effect;

(d)	this Amending Agreement has been duly executed and delivered by the Borrower;
(e)
the Amended Credit Agreement is a legal, valid and binding obligation of the Borrower, enforceable against the Borrower by the Agent and the Lenders in accordance with its terms, except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally; and

(f)
the representations and warranties contained in Section 10.1 of the Credit Agreement (other than those in Subsections 10.1(q), 10.1(r) and 10.1(s)) are and will be true, correct and complete in all material respects on and as of the date hereof, except to the extent such representations and warranties specifically relate to an earlier date.

5.                      MISCELLANEOUS

5.1                    References to the Credit Agreement and the Other Loan Documents.  For greater certainty, on and after the date hereof, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Credit Agreement and each reference in the other Loan Documents to the “Credit Agreement,” “thereunder,” “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Amended Credit Agreement.

5.2                    Credit Agreement and other Loan Documents.  Except as specifically amended by this Amending Agreement, the Credit Agreement and all other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.

5.3                    Waivers.  The execution, delivery and performance of this Amending Agreement shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of, any right, power or remedy of the Agent or the Lenders under the Credit Agreement or any of the other Loan Documents.

5.4                    Fees and Expenses.  The Borrower acknowledges that all reasonable costs, fees and expenses as described in Section 3.3 of the Credit Agreement incurred by Agent and its counsel with respect to this Amending Agreement shall be for the account of Borrower.

5.5                    Headings.  Section and subsection headings in this Amending Agreement are included herein for convenience of reference only and shall not constitute a part of this Amending Agreement for any other purpose or be given any substantive effect.

5.6                    Applicable Law.  This Amending Agreement and the rights and obligations of the Parties hereunder shall be governed by, and shall be construed and enforced in accordance with the internal laws of the Province of Alberta and the federal laws of Canada applicable therein.

5.7                    Counterparts.  This Amending Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.  Signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document.  Faxed or electronic copies of signatures shall be treated as originals for all purposes.

WITNESS WHEREOF, the parties hereto have caused this Amending Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

BORROWER: ADVANTAGE OIL & GAS LTD. Per: Signed "Authorized Signatory" Name: Title:
AGENT: THE BANK OF NOVA SCOTIA Per: Signed "Authorized Signatory" Name: Title: Signed "Authorized Signatory" Name: Title:
LENDERS: THE BANK OF NOVA SCOTIA Per: Signed "Authorized Signatory" Name: Title: Signed "Authorized Signatory" Name: Title:	NATIONAL BANK OF CANADA Per: Signed "Authorized Signatory" Name: Title: Signed "Authorized Signatory" Name: Title:

ROYAL BANK OF CANADA Per: Signed "Authorized Signatory" Name: Title: Name: Title:	CANADIAN IMPERIAL BANK OF COMMERCE Per: Signed "Authorized Signatory" Name: Title: Signed "Authorized Signatory" Name: Title:
UNION BANK, CANADA BRANCH Per: Signed "Authorized Signatory" Name: Title: Name: Title:	ALBERTA TREASURY BRANCHES Per: Signed "Authorized Signatory" Name: Title: Signed "Authorized Signatory" Name: Title:
HSBC BANK CANADA Per: Signed "Authorized Signatory" Name: Title: Signed "Authorized Signatory" Name: Title:	BNP PARIBAS (CANADA) Per: Signed "Authorized Signatory" Name: Title: Signed "Authorized Signatory" Name: Title:

APPENDIX 1

SCHEDULE “G”

ADVANTAGE OIL & GAS LTD.
FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

SCHEDULE OF LENDERS AND THEIR COMMITMENTS

	Name and address of Lenders	Revolving Commitments
1.	The Bank of Nova Scotia Oil, Gas & Pipelines 2000 700 2nd Street S.W. Calgary, Alberta, T2P 2N7	[Redacted]
2.	National Bank of Canada Suite 2700, 530 - 8th Avenue S.W. Calgary, Alberta, T2P 3S8	[Redacted]
3.	Royal Bank of Canada Corporate Banking, RBC Capital Markets 11th Floor, 335 - 8th Avenue S.W. Calgary, Alberta, T2P 1C9	[Redacted]
4.	Canadian Imperial Bank of Commerce Oil & Gas Group 9th Floor Bankers Hall 855 - 2nd Street SW Calgary, Alberta T2P 2P2	[Redacted]
5.	Union Bank, Canada Branch Suite 730, 440 2nd Avenue SW Calgary, Alberta T2P 5E9	[Redacted]
6.	Alberta Treasury Branches 600 444-7th Avenue S.W. Calgary, Alberta T2P 0X8	[Redacted]
7.	HSBC Bank Canada 407-8th Avenue SW Calgary, Alberta T2P 1E5	[Redacted]
8.	BNP Paribas (Canada) 77 King Street West Suite 4100 P.O. Box 31, T.D. Centre Toronto, Ontario M5K 1N8	[Redacted]
	Aggregate Commitments	Cdn. $255,000,000